
UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

June 7, 2024


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In the Matter of

WiProsper Ventures, LLC
1311 Vine Street
Cincinnati, Ohio 45202

ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 024-11672

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  WiProsper Ventures, LLC filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

  In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on June 7, 2024.

  For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

James Lopez
Office Chief